FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INCORPORATED (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices)

Attachments:

1.

Interim Financial Statements & Related Documents Period Ending June 30, 2009.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: September 8, 2009

BY:

Chris Robbins

It’s       Vice President

ANGLO SWISS RESOURCES INC.

SUITE 309 - 837 WEST HASTINGS STREET

VANCOUVER, BC  V6C 3N6

604-683-0484

Fax: 604-683-7497

September 8, 2009

Securities & Exchange Commission

      VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

Chris Robbins

Per:

Chris Robbins

Vice  President

Anglo Swiss Resources Inc.

(an exploration stage company)

Quarterly Consolidated Financial Statements

June 30, 2009

(expressed in Canadian dollars)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the un-audited financial statements for the period ended June 30, 2009.

Anglo Swiss Resources Inc.

(an exploration stage company)

Balance Sheets (unaudited)

As at June 30, 2009 and December 31, 2008

(expressed in Canadian dollars)

	Jun 30 2009 $	Dec 31 2008 $

Assets

Current assets
Cash and cash equivalents	507,384	642,700
Accounts receivable and subscriptions receivable	19,769	186,993
Prepaid expenses	9,656	12,222

	536,809	841,915

Reclamation bond	25,876	25,876

Property, plant and equipment	783,045	889,976

Mineral properties (note 3)	7,992,170	7,797,264

	9,337,900	9,555,031

Liabilities

Current liabilities
Accounts payable and accrued liabilities	239,831	805,064
Future income tax liability	59,412	-

Shareholders’ Equity

Capital stock (note 4)
Authorized
500,000,000 common shares without par value
400,000,000 preferred shares without par value
Issued
112,597,837 (2008- 107,932,837 common shares)	18,795,116	18,451,320
Obligation to issue shares	-	130,000

Options (note 4)	2,154,780	1,745,590

Warrants (note 4)	1,055,753	941,549

Contributed surplus (note 4)	438,407	438,407

Deficit	(13,405,399)	(12,956,899)

	9,038,657	8,749,967

	9,337,900	9,555,031

Going concern and nature of operations (note 1)
The attached notes form an integral part of the financial statements

Approved by the directors:

“Leroy Wolbaum”, Director

“Greg Pendura”, Director

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Loss and Deficit (unaudited)

For the periods ended June 30, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended June 30, 2009 $	3 Months Ended June 30, 2008 $	6 Months Ended June 30, 2009 $	6 Months Ended June 30, 2008 $

Expenses
Interest and other income	(295)	(21,430)	(8,252)	(30,072)
Administrative	30,483	40,157	40,449	94,006
Consulting fees	54,000	54,000	108,000	133,000
Depreciation	52,052	45,417	107,307	91,819
Filing fees	6,107	9,165	17,109	19,165
General exploration	16,610	53,047	21,751	59,933
Interest and service charges	936	1,287	1,509	5,034
Professional fees	14,733	13,569	21,200	26,789
Shareholders’ information	61,672	187,092	94,008	341,416
Stock-based compensation	248,082	207,172	409,190	249,304
Transfer agent fees	2,059	2,952	4,455	9,134
Travel and promotion	9,258	21,258	11,714	33,045
Write-down of mineral properties	-	-	-	-

Loss before income taxes	495,697	613,686	828,440	1,032,573

Income tax recovery – future income taxes	-	-	-	-
Gain on debt settlement	-	-	(379,940)	-

Loss/(gain) for the period	495,697	613,686	448,500	1,032,573

Deficit - Beginning of year	12,909,702	12,397,292	12,956,899	11,978,405

Deficit - End of period	13,405,399	13,010,978	13,405,399	13,010,978

Weighted average number of shares outstanding	106,696,536	94,517,641	106,696,536	94,517,641

Basic and diluted loss per share	0.00	0.01	0.00	0.01

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Statements of Cash Flows (unaudited)

For the periods ended June 30, 2009 and 2008

(expressed in Canadian dollars)

	3 Months Ended June 30, 2009 $	3 Months Ended June 30, 2008 $	6 Months Ended June 30, 2009 $	6 Months Ended June 30, 2008 $

Cash flows used in operating activities
Loss for the year	(495,697)	(613,686)	(448,500)	(1,032,573)
Items not affecting cash
Depreciation	52,052	45,417	107,307	91,819
Write-down of mineral properties	-	-	-	-
Stock-based compensation	248,082	207,172	409,190	249,304
Income tax recovery	-	-	-	-

Changes in non-cash working capital
Accounts receivable	172,322	(61,028)	167,225	41,787
Prepaid expenses	(1,505)	(71,130)	2,566	(130,313)
Accounts payable and accrued liabilities	29,008	(97,266)	(505,821)	(184,340)

	4,262	(590,521)	(268,033)	(964,316)

Cash flows from financing activities
Proceeds from issuance of private placement and options	30,000	46,500	236,500	195,000
Share issue cost	-	-	(3,500)	-
Proceeds from settlement of debt	-	-	95,000	-

	30,000	46,500	328,000	195,000

Cash flows used in investing activities
Purchase of equipment	(377)	(167,619)	(377)	(168,246)
Funds on deposit	-	-	-	-
Mineral property acquisition	-	(40,000)	-	(40,000)
Mineral property (cost) recoveries	(154,855)	(1,002,610)	(194,906)	(1,184,635)

	(155,232)	(1,210,229)	(195,283)	(1,392,881)

Increase in cash and cash equivalents	(120,970)	(1,754,250)	(135,316)	(2,162,197)

Cash and cash equivalents - Beginning of year	628,354	3,743,987	642,700	4,151,934

Cash and cash equivalents - End of year	507,384	1,989,737	507,384	1,989,737

Supplemental disclosure of non cash
Investing and financing activities
Shares issued for mineral properties	-	-	-	-
Shares issued for agent issue costs	-	-	35,000	-

The attached notes form an integral part of the financial statements

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

Going concern and nature of operations

The Company is incorporated in British Columbia, Canada and is involved in the acquisition and exploration of its mineral interests in Canada.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of Company to recover the costs it has incurred to date on these properties is dependant upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the properties.  The Company is in the development stage with no major source of operating revenue and is dependant upon equity financing to maintain its current operations.

At June 30, 2009, the company has working capital of $296,978. As is typical for a development stage company, the company has incurred losses in prior periods resulting in an accumulated deficit of $13,405,399.  The company expects to continue to incur losses and is dependent on equity financing to be able to meet its obligations as they fall due.  Accordingly, there is some doubt about the ability of the company to continue as a going concern.

These financial statements have been prepared on the basis of the Company being a going concern and able to realize its assets and discharge liabilities in the normal course of business.  The financial statements do not reflect adjustments in the carrying values of the Company’s assets and liabilities, expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2

Significant accounting policies

Bases of Accounting and Consolidation

The interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with those applied to the most recent annual financial statements.  These interim financial statements do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2008.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Kenville Sand and Gravel Inc., which was incorporated on September 7, 2007.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

Significant accounting policies continued.

Capital Disclosures and Financial Instruments - Disclosures and Presentation

Effective January 1, 2008, the Company adopted the following three new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(i) Capital Disclosures (Section 1535)

This standard requires the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The capital of the Company consists of items included in shareholder’s equity.  The Company manages its capital structure and makes adjustments to it based on the funds available to the Company in order to support the acquisition, exploration and development of its resource assets.  There were no changes to in the Company’s capital management approach during the six months ended June 30, 2009.  The Company is not currently subject to externally imposed capital requirements.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation.  They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value.  In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company’s financial instruments consists of cash and cash equivalents, term deposits, amounts receivable, reclamation bonds, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.  Cash, cash equivalents, term deposits and are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in interest income.  Amounts receivable, reclamation bonds, accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

Significant accounting policies continued.

Financial instrument risk exposure and risk management:

The Company’s risk exposures and the impact on the Company’s financial instruments are    summarized below:

(a)

Credit risk

The Company’s credit risk is limited to trade receivables in the ordinary course of business and the quality of its financial investments. As at June 30, 2009, the Company’s financial instruments consist of interest-bearing short term investment-grade issued by a Canadian chartered bank.  The Company does not believe that it is exposed to significant credit risk on financial instruments issued by the Canadian chartered bank.

(b)

Market risk: interest rate risk

The Company’s exposure to interest rate risk on its cash, cash equivalents and short-term investments, is minimized as all instruments are for short terms.

(c)

Liquidity risk

The Company manages its liquidity risk by ensuring that there is sufficient capital in order to meet the short-term business requirements.  The Company maintains cash and short-term investments which are available on demand for this purpose.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

(expressed in Canadian dollars)

4

Mineral properties

	Acquisition costs $	Exploration expenditures $	Total $
Kenville
Balance - December 31, 2008	1,377,476	3,392,538	4,770,014
Expenditures	-	180,248	180,248
Balance – June 30, 2009	1,377,476	3,572,786	4,950,262

Blu Starr
Balance - December 31, 2008	812,306	745,326	1,557,632
Expenditures	-	3,252	3,252
Balance – June 30, 2009	812,306	748,578	1,560,884

McAllister
Balance - December 31, 2008	-	8,567	8,567
Expenditures	-	1,068	1,068
Balance – June 30, 2009	-	9,635	9,635

New Shoshoni Claims
Balance - December 31, 2008	134,000	1,179,247	1,313,247
Acquisition costs	-	-	-
Expenditures	-	28	28
Balance – June 30, 2009	134,000	1,179,275	1,313,275

Group of Four Claims
Balance - December 31, 2008	137,500	10,304	147,804
Expenditures	-	10,310	10,310
Balance – June 30, 2009	137,500	20,614	158,114

Total mineral properties - December 31, 2008	2,461,282	5,335,982	7,797,264

Total mineral properties – June 30, 2009	2,461,282	5,530,888	7,992,170

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

5

Capital stock

Common shares issued and outstanding

	Common shares	Amount $

Balance - December 31, 2008	107,932,837	18,451,320

Capital stock issued
Shares issued for property	-	-
Shares issued for cash	3,630,000	363,000
Shares issued for debt	1,000,000	95,000
Shares issue costs	35,000	-
Warrants – fair value	-	(114,204)
Income tax effect - renounced flow through expenditures	-	-

Balance – June 30, 2009	112,597,837	18,795,116

Contributed Surplus, Options and Warrants

	Options $	Warrants $	Contributed Surplus $

Balance - December 31, 2008	1,745,590	941,549	438,407

Stock based compensation	409,190	114,204	-

Balance – June 30, 2009	2,154,780	1,055,753	438,407

Options

The company has a fixed stock option. Under the terms of the plan, the company may grant options to eligible directors, employees and consultants of the company, up to a maximum of 22,250,000 common shares (previously 20,250,000).  Options may be issued under the stock option plan at the sole discretion of the company’s board of directors. Options may be issued for a term of up to five years, with vesting provisions and the exercise price to be determined by the company’s board of directors, provided that the exercise price is no less than either the average high and low price of the company’s common stock traded on the TSX Venture Exchange for 10 days prior to the grant or the closing price of the company’s common shares on the day the options are granted.  Stock options will not be granted at less than $0.10 per share.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

Capital Stock continued.

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	4,395,000	$0.14
Exercised	(300,000)	$0.10
Expired	(1,400,000)	$0.10
Options outstanding – June 30, 2009	19,550,000	$0.16

Options exercisable – June 30, 2009	13,710,625	$0.15

The fair value of stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2009	2008

Expected dividend yield	Nil	nil
Average risk-free interest rate	1.97%	3.40%
Expected life	5 years	5 years
Expected volatility	108%	108%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

	Expiry Date	Exercise Price	Amount

Warrrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.15	3,330,000
Exercised during year		-	-

Warrants outstanding – June 30, 2009		$0.34	21,766,512

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

Related party transactions

a)

Included in accounts payable and accrued liabilities is $63,804 (2008 - $302,617) due to directors and organizations controlled by directors, and $nil (2008 - $15,717) due to a law firm in which an officer of the company is a partner.

b)

The company incurred consulting fees of $108,000 (2008 - $133,000) for management services provided by directors or officers or organizations controlled by such parties.

c)

The Company incurred fees of $20,206 (2008 - $84,000) for investor relations consulting services provided by a director and officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Outstanding matters

The Company received an additional claim with respect to the previously discussed law suit to the OJVA on the Kenville property on November 6, 2007, filed by Gold Standard Resource Corp (“GSR”) that duplicates the relief sought in the original claim dated December 27, 2006.  The Company has filed its Statement of Defense and denies each and every allegation of fact contained in the claim with respect to the OJVA.

The Company believes that this suit is not properly brought forth as it is contrary to Rule 5(3) of the Rules of Court of British Columbia and that GSR is attempting to avoid ongoing attempts by Anglo Swiss to proceed with an application for the Plaintiffs to provide security for costs dated January 25, 2007.  There is also an outstanding application by GSR to be added to the original claim dated March 8, 2007.

Anglo Swiss believes this claim to be without merit and is meant to cause the Company extra costs and to allow GSR to circumvent outstanding matters in the original claim and try to create a multiplicity of proceedings, contrary to the provision of the Law and Equity Act R.S.B.C.1996.c.253.  Pursuant to the OJVA, in the first quarter of 2007 Anglo Swiss appointed an Auditor to audit the exploration expenditures alleged by the Optionees during the term of the OJVA.  The Optionees failed to comply with the Auditor after repeated requests for the Audit materials and the Audit was completed with no basis to support the Optionees’ alleged expenditures.

The Company will continue to defend its 100% ownership of the Kenville property.  Anglo Swiss has retained Ferris, Vaughan, Wills & Murphy LLP as council in this matter.

Anglo Swiss Resources Inc.

(an exploration stage company)

Notes to the Consolidated Financial Statements (unaudited)

For the six months ended June 30, 2009

 (expressed in Canadian dollars)

7.

Subsequent Events

a)

The Company has received $735,500 from the exercise of warrants in July and August of 2009. These funds are flow through in nature and will be utilized for exploration of the Kenville Mine property with the expenditures being renounced to the original warrant holders.

b)

The Company has acquired the surface and under surface rights to a property known as the White Claim in August of 2009. This property is approximately 21 acres in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property located near Nelson, British Columbia.

c)

The Company announced on August 27, 2009 it entered into an agreement with Kingsdale Capital Markets Inc. of Toronto (“Kingsdale”), whereby Kingsdale has been appointed as agent for the Company to sell by private placement, on a best efforts basis, 7,000,0000 units of the Company (the “Units”) at $0.30 per Unit, for gross proceeds of $2,100,000. Each Unit shall consist of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.60 per Share.

FORM 51-102F1

ANGLO SWISS RESOURCES INC.
Interim Management’s Discussion and Analysis
Six Month Period Ended June 30, 2009

DATED August 28, 2009

Introduction and Overview

Anglo Swiss is a junior mineral exploration company listed on the TSX Venture Exchange as a Tier 2 company under the trading symbol “ASW”.  The Company is also inter-listed in the United States on the OTC Bulletin Board under the trading symbol “ASWRF” and effective February of 2004 quoted on the Frankfurt Exchange in Germany under the trading symbol “AMO.F”.

Anglo Swiss is in the business of the  acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing mineral properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the period ended June 30, 2009, Anglo Swiss has been primarily engaged in the renewed exploration of the Kenville Mine property (metals) and the Fry Inlet property (diamonds).

This MD&A is dated August 28, 2009 and discloses specified information up to that date. Anglo Swiss is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principals applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the annual audited financial statements for the year ended December 31, 2008 and related notes attached thereto (the “2008 Financial Statements”). Throughout this report we refer from time to time to “Anglo Swiss”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Anglo Swiss Resources Inc. which is the reporting issuer in this document.

We recommend that readers consult the “Cautionary Statement” at the end of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Kenville Mine Property (100% Owned)

The Kenville Property continues to be the major asset of the Company, with 385.82 hectares of staked mineral claims and 180.88 hectares of Crown granted mineral claims plus three - fee simple district lots. Due to the recent and continued increase in the global metals commodities market, the Company is of the opinion that the value of the property, plant and equipment has most likely increased.

This property is very advanced; from the underground infrastructure to the surface facilities, a new milling facility initiated in 2008 with completion scheduled in 2009, assay laboratory, maintenance and repair shop and the mine manager’s residence.  The equipment on site is extensive with most of the required ancillary equipment necessary to operate underground mining such as ore cars, ball mills, classifiers, coarse ore bins, jaw and cone crushers and the milling circuit.

Q2 2009 Exploration

Anglo Swiss Resources Inc. has filed its initial draft of a NI 43-101 Report from Richard Munroe, FGAC, P.Geo., of Munroe Geological Services Inc., an independent Qualified Person as defined by NI 43-101, who has prepared a NI 43-101 Technical (Geological) Report for the 257 Level of

the Kenville Gold Mine.  This Technical Report (the “Munroe Report”) is complete and is under review by management and will be filed on SEDAR in due course.

The Company cautions that current underground gold resource estimates have only been undertaken for the 257 Level so far, as reflected by the estimates in the Munroe Report.  However, since the Munroe Report is only for one of the six levels in the Kenville Gold Mine, exploration to facilitate additional resource estimation is being planned, and an additional Technical Report to identify an increased mineral resource has been initiated for the 275 Level.  Work for rehabilitating this level for exploration purposes has been initiated.

Mineral Resource Estimates

The Company provides the following complete statement for its gold resource estimates for the  257 Level of Kenville Gold Mine:

The Company releases its mineral resource statement as of July 22, 2009, which has been estimated by Mr. Munroe and is documented in the Munroe Report.

---------------------------------------------------------------------------------------------------------------------

Deposit  257 Level Mineral Resource

---------------------------------------------------------------------------------------------------------------------

Category	Tonnage (tonnes)	Ounces per ton	Ounces Gold	Grams per tonne	Grams Gold
Measured	5,132	0.138	778	4.715	24,199
Indicated	66,704	0.138	10,113	4.716	314,550
Inferred	518,682	0.420	239,954	14.389	7,463,404

---------------------------------------------------------------------------------------------------------------------

The Kenville gold mine's historic workings consisting of the main haulage level (257) and the upper workings (275 Level), which contain substantial volumes of mill feed. In both levels the stopes and working veins are full of previously blasted gold-bearing material and muck which will be the initial supply material to the mill as the company initiates its start-up. The company completed a full rehabilitation of the 257 Level and the rail system in 2008 and will complete the 275 Level in 2009. The company will also be processing the extensive waste rock material in the surface waste dumps from previous production years which are located at surface.

In the first quarter of 2009 the Company began an extensive underground exploration program at the Kenville Gold Mine property.  The purpose of this program was to re-establish a NI 43-101 compliant gold mineral resource on the main haulage level (the 257 Level), the lowest adit level in the mine. The previous resource calculations on the Kenville Gold Mine pre-date the implementation of NI 43-101.

The first stage of the program was completed in the second quarter of 2009, which was to re-establish mine survey control through out the 257 Level. To fully understand the structural geology, the vein geometry, and high grade gold locations; detailed geological mapping and evaluation on the 257 Level commenced during April 2009.  This stage also included review of the previous underground mapping, assay and drill-hole logs, old reports, and research into other historical data. The initial underground chip sampling program consists of 100 chip-samples within the 257 Level. Assay results are ongoing.

Underground diamond drilling in excess of 12,000 metres is planned to commence this year which should increase the mineral resource for the 257 Level of the Kenville Mine deposit.  This drilling program, along with surface in-filled targeted diamond drill holes, will also identify the characteristics of the potential un-mined resource below the 257 Level.  Also planned is the extension of the 257 drifts to allow for further drilling and to access the newly discovered gold bearing quartz veins known as the Eagle Vein System.

257 Level - South Yule Vein

This portion of the program included 56 vein samples and two grab samples from the upper and lower walls of the South Yule vein, with the highest gold value reported by Assayers Canada at 2,696 gm/tonne (78.63 oz/ton). The results given below complete the assay program along the 32-lineal metre South Yule Vein drift, which included small stopes and a crosscut, totaling 95 metres of sampled exposed quartz vein face.

The outstanding fire assay gold result by Assayers Canada of 2696.00 grams per tonne was obtained from a sample weighing 3405 grams.  The follow-up assay by IPL confirmed a high value of 2283.27 grams per tonne gold.  A confirmation sample by IPL using the gravimetric technique resulted in a gold assay value of 2328.17 grams per tonne.

The 2,696 g/tonne gold assay from sample L25, was taken at the 1281 sub-drift on the 257 Level in South Yule Vein. Historically, similar values and areas of enrichment have occurred in spot locations. In the 1281 sub-drift area, sample spacing was 2m. Adjoining sample L24 returned values of 1.24, 1.28 and 2.03 g/t and L26 provided 6.47, 6.78 and 7.57 g/t. The gold mineralization is subject to a “nugget effect”, and as a provisional cutting procedure, the L25 value is cut to the next highest assay value from the sub-drift at 43.55 g/t. Additional analysis to determine appropriate cutting procedures is underway.

Two independent companies performed the fire assays: 1) Assayers Canada, and 2) International Plasma Labs Ltd.  Some gravimetric assaying was also performed for confirmation purposes.

.                  Vein         IPL      Assayers     IPL       Assayers         IPL        Assayers

Sample    Thickness    Au        Canada        Ag       Canada           Cu          Canada

                    cm          g/tonne  Au g/tonne  g/tonne  Ag g/tonne      %           Cu %

SY-L15-09   60        9.89        10.20      19.7        22.8         0.27          0.274

SY-L25-09   45  2283.27    2696.00    203.2      534.8         0.025        0.027

SY-L26-09   22        6.78          7.57        4.9          6.2         0.094        0.096

SY-L30-09   90        3.92          4.58      11.0          8.4         0.169        0.176

SY-L32-09   45      43.43        43.55      15.8        16.7         0.006        0.008

SY-U03-09   45       8.40          6.62        7.2           8.9        0.115         0.129

SY-U04-09   70     20.84        30.57      32.6         29.8        0.161         0.170

SY-U05-09   50     22.30        33.08      44.1         43.08      1.543         1.330

SY-U06-09   50      7.13           8.83      10.4           9.8        0.228         0.258

SY-U10-09   30      3.69           4.53        5.8           6.8        0.048         0.049

SY-U11-09   15      2.67           8.47        2.2           2.5        0.023         0.025

SY-U13-09   21      4.93          9.11         8.3         10.4        0.085         0.090

SY-L32-09   45     43.08        48.70       15.8        16.7         0.006        0.008

SY-U10-09   30      3.69          4.49         5.8           6.8        0.048         0.049

SY-U14-09   23      3.70          6.76       36.6         35.7        0.894         0.730

SY-1292A   grab       -          176.80       -              61.5          -              1.770

The remaining 41 samples averaged 0.9 grams per tonne of gold.

The historical production grade of the Kenville Gold Mine is 10.9 g/tonne gold per tonne or 0.327 ounces per ton. The metallurgy for the plant flow sheet design to-date has only considered the gold production values and has not taken into consideration any of the other known metals present such as silver, copper, lead or zinc.

Except for the occasional grab sample, the samples are chipped from the vein at an average of 1.5 metre intervals and for the full effective thickness of the vein resulting in samples weighting approximately 2.8 kilograms (6.2 Pounds). This sampling protocol along the strike of the vein provides a vastly superior representation of the vein potential compared to the typical surface diamond drill cores.

The Company has now completed its initial program of obtaining samples on the upper and lower portion of quartz vein exposure along the Main Haulage 257 Level at the Kenville Gold Mine Property. A geological model is presently being developed which will determine a Mineral Resource initially calculated within the 257 Level of the Kenville Gold Mine footprint. There are five higher levels within the Mine with the 257 Level open to depth.

There are also two new exciting discoveries to the south and west of the Kenville Gold Mine footprint known as the Eagle Vein Structure and the Jackpot Mine. Exploration in 2009 will further explore these significant discoveries.

257 Level - Lower Main Haulage

The results of the program include 10 of the 32 gold assays above 100 gm per tonne (2.92 oz/ton) with the highest value at 319.3 gm/tonne (9.31 oz/ton). The results given below complete the assay program along the 178-metre North Yule Vein drift.

The underground samples (of an approximate weight of two kilograms) were primarily taken along the footwall portion of the vein since it was previously mined (stoped) above the drift. The North Yule Vein drift is open to depth.  Two independent companies performed the assays: 1) Assayers Canada, and 2) International Plasma Labs Ltd.

.                 Vein         IPL      Assayers     IPL       Assayers         IPL        Assayers

Sample   Thickness    Au        Canada        Ag       Canada           Cu          Canada

                  cm          g/tonne  Au g/tonne  g/tonne  Ag g/tonne      %           Cu %

NY-16-09   18        2.88      16.29          4.7         11.3          0.023       0.121

NY-17-09   40      19.35      16.15          5.5           8.8          0.027       0.137

NY-18-09   30      11.98      10.10        12.8         12.4          0.234       0.524

NY-19-09   30        2.24        2.02          2.6           3.6          0.048       0.246

NY-27-09   18      79.30      85.10        50.5         54.7          0.301       0.697

NY-42-09   30      12.61      20.03          8.1           9.7          0.003       0.013

NY-43-09   30      20.42      35.99          8.9         10.8          0.007       0.033

NY-44-09   20    127.44    117.30        51.3         52.0          0.206       0.490

NY-45-09   20    150.08    151.60        58.0         59.1          0.312       0.704

NY-46-09   60    111.04    109.50        83.3         78.0          0.268       0.631

NY-60-09   15    118.01    116.60        38.5         44.8          0.004       0.023

NY-62-09   18    127.94    133.1          57.0         52.4          0.217       0.524

NY-63-09   20      79.38      90.00        34.8         41.1          0.037       0.182

NY-64-09   20     303.29   319.30      114.8         97.1          0.322       0.735

NY-65-09   15         6.83      6.98           2.1           1.9          0.004       0.017

NY-66-09   15     162.88   155.50         86.3         44.9          0.731       >1.0

NY-67-09   15     126.80   132.60        48.2         37.1          0.298       0.701

NY-68-09   13       44.36     48.53        46.8         31.7          0.316       0.718

NY-69-09   10       49.84     45.77        20.9         22.0          0.037       0.193

NY-70-09   15       97.81     88.33        83.5         70.0          0.201       0.480

NY-71-09   13       40.16     45.23        17.8         30.5          0.040       0.188

NY-75-09   15         9.93     11.94        10.5           7.6          0.013       0.062

NY-76-09   20     158.67   149.00        58.6         56.5          0.049       0.224

NY-77-09   10       18.02     22.19          5.3           6.9          0.003       0.012

NY-78-09    25        0.22       0.57          0.8           0.6          0.000       0.002

NY-79-09    20      60.62     74.60        40.8         31.3          0.008       0.035

NY-80-09    10      19.50     21.80         7.8            8.2          0.003       0.015

NY-81-09    13      11.81     12.51         4.0            5.5          0.001       0.006

NY-82-09    10      40.38     42.47       21.7          18.2          0.005       0.024

NY-83-09    10      25.55     17.17         8.5            5.5          0.002       0.008

NY-83A-09    8   233.45    230.70      73.3        101.0          0.054       0.242

NY-84-09       5     40.14      40.72      24.6          18.0          0.003       0.015

The underground vein sample results given above are the third of four sets of samples taken for this exploration program.

257 Level - Yule Vein

The following table shows the results of the gold, silver and copper assays of the second phase of the chip-sampling program. The assay results, along with the initial results disclosed show that encouraging gold assays exist in the Kenville Mine’s Yule vein.   The assays were taken along a 85 metre vein exposure along old stoped workings and the North Yule haulage drift.

                Vein         IPL       Assayers     IPL      Assayers         IPL        Assayers

Sample  Thickness   Au        Canada        Ag       Canada           Cu          Canada

                Metres    g/tonne  Au g/tonne  g/tonne  Ag g/tonne    ppm         Cu ppm

1261A   0.34           125.0       130.0       40.5         42.7              1134        1080

1281A   unknown       1.4          2.0          6.1           6.9              1101        1046

1292A   0.20           180.5       176.8       56.1         61.5             16201    >10000

1298A   0.25             40.5         47.8       10.9         12.0               1992       2110

1298B   0.20             55.6         64.6        57.1         48.0              6700       7254

1298C   0.12             67.9         60.6        10.3         10.0                101         102

1298D   0.08               1.8           2.1        18.9         18.1             19205    >10000

The assay values from selected zones along the vein were taken to understand the metallurgical nature of the materials found within the Yule Vein and Flat Stope.  A similar program is under way for the South Yule Drift and the 217 Flat Stope.  This initial program of chip sampling gold bearing quartz veins is presently 60 per cent complete with half of the 100 samples being analyzed by two separate laboratories.  This is a complex system that appears to be structure hosted. The sample program was also used to set out the grid pattern for the 2009 bulk sample programs. This would allow the sample work to match the excavation zones accurately.

The current map work and chip-sampling programs are only on a small fraction of the horizontal extent of the underground workings and only the base level known as the 257 Level of a 6 level mine. All veins are open to depth.

257 Level - Initial Sampling

The preliminary underground geological mapping and the first 14 samples of a 100 chip-sampling program have been completed.  The following table shows the results of the gold, silver and copper assays for the initial chip samples.   These chip samples were taken on un-mined stope faces and along the lower base of access drifts, which intersect the quartz veins.

Sample	Vein Thickness metres	IPL Au g/tonne	Assayers Canada Au g/tonne	IPL Ag g/tonne	Assayers Canada Ag g/tonne	IPL Cu ppm	Assayers Canada Cu ppm
567-1	0.08	15.83	14.73	17.60	21.3	939	956
730-A	0.13	1.92	1.46	1.61	3.9	19	18
1139-A	0.36	64.38	71.87	56.64	28.6	1590	1563
1140-1	0.41	9.03	4.73	8.48	16.5	4008	3516
1142-1	0.69	5.13	6.59	5.65	14.4	799	766
1157-1	0.61	0.02	0.03	<0.07	1.0	76	76
1242-A	0.20	43.31	45.90	41.51	14.0	241	219
1242-B	0.20	197.26	210.5	197.10	109.2	4147	3748
1245-B2	0.20	183.43	178.0	172.17	80.9	2563	2346

10354-A	0.35	10.51	11.31	11.38	14.8	2972	2535
10358-A	0.25	8.68	8.45	8.56	38.3	14900	>10000
10359-A	0.31	73.80	52.18	67.26	45.8	9756	8235
10359-B	0.36	12.07	10.88	12.95	16.9	2340	2232
10359-C	0.36	11.23	10.31	14.46	7.2	1141	1027

Kenville Mine Property - Aggregate Resource

The Company filed a 43-101 compliant Technical Report by Munroe Geological Services Ltd (“MGS”) stating that in excess of 16.5 million tonnes of valuable surface sand and gravel has been identified on a portion of the Company’s 100% owned Kenville Gold Mine property located near Nelson in south-eastern British Columbia.

The measured resource of the high quality sand and gravel, which will be processed into aggregate product for industrial and commercial uses, sells “from our experience in 2008 we sold aggregate product between $15 and $18 per tonne” in the words of company President Len Danard. “We are extremely pleased to have the measured resource of the aggregate potential confirmed as it overlays a small portion of our gold exploration area. This resource with the anticipated gold revenue is expected to provide a significant cash flow to the Company for many years.”

Anglo Swiss Resources in conjunction with its consultants has completed the initial engineering specifications and identified the appropriate 100 tonne/hour processing equipment that will be utilized for the aggregate processing operation. The Company has targeted the fourth quarter of 2009 as a start for these operations, which are subject to an amendment of the Company’s existing quarry permit.

The Technical Report was completed using computer modeling with data obtained from a total of 79 sites that included trenches and drill holes from the 2007 and 2008 exploration programs. The Technical Report is available on SEDAR at:

http://sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00009710

Kenville Mine Onsite Assay Lab

The Company has reactivated its gold/silver in-house assaying laboratory at its Kenville Gold Mine Project near Nelson, BC.  The laboratory is now in use for sample preparation and gold fire assaying.  The Company reactivated the laboratory so that gold/silver assay “turn-around” time could be reduced from two-to-three weeks to eight hours.  The needs and benefits from prompt assay returns for: 1) reconnaissance exploration, 2) mine development, 3) grade control, 4) mineral processing research, and 5) control of milling operations more than offset the assay laboratory expense.

Kenville Mine Metallurgical Study

G&T Metallurgical Services Ltd. of Kamloops, British Columbia has completed a Metallurgical Scoping Study for the company’s Kenville Gold Mine Property near Nelson, British Columbia.   G& T Metallurgical Services is an integrated mineral process research and development company with laboratories for sample preparation, mineral processing testing, mineralogical analysis and chemical analysis.

The objectives of the Kenville Mine Property study were to: 1) assay the gold, silver, copper, and lead grades of six submitted representative mineralized rock samples, 2) prepare a composite by combining the six submitted samples, 3) determine the grindability of the composite, 4) test gravity concentration techniques to the composite sample, 5) test how the composite responds to the standard flotation technique, 6) determine possible concentrate upgrading techniques, and 7) develop a simplified mineral processing flowsheet.

The results indicated that the composite feed grade from the six submitted samples is 18 g/tonne gold, 0.94% lead, and 0.25% copper. (See News Release March 23, 2009) Approximately 70% of the gold came from the two underground Jewellery Box stope samples. The standard flotation technique recovered 98 percent of the feed gold into a concentrate of 155 g/tonne gold, 355 g/tonne silver, 12 percent lead, and 2.5 per cent copper.  By combining the gravity and flotation techniques, the result was a 93 percent gold recovery with an average concentrate grade of 200 g/tonne, 18 percent lead and 3.3 percent copper.

The grindability testing indicated the mineralized material is moderately hard at a workload of 14.6 kWh/tonne.  Once the composite was primarily sized to –100 mesh (-150 microns), the weighted average of the three gravity concentration tests resulted in a 53 percent feed gold recovery at a concentration grade of 530 g/tonne.

From the simple flow sheets developed from this scoping work, Anglo Swiss Resources has completed the preliminary design work for its Kenville Milling Facility, which includes selecting the remaining required equipment, and to determine both capital and operating costs.

Legal Status Kenville

This property was subject to an Option Joint Venture Agreement (“OJVA”) that lapsed on September 5, 2006, as the Optionee to the OJVA did not meet the required exploration expenditures of $700,000 due by that date. During August of 2006, the Company was advised by the Optionees that they claimed to have completed the required expenditures of $700,000 as required under the OJVA and served the Company with a lawsuit in an attempt to force a Joint Venture Partnership in December of 2006. An additional identical suit was served in November of 2007, considered by management to be a nuisance suit; both are being defended.

In its statement of defense, Anglo Swiss denied the allegations contained in the Optionees' statement of claim. In particular, Anglo Swiss says that the claim is without merit as it had been brought before the audit has determined whether the Optionees are entitled to exercise the option. A claim to have a joint venture declared at that stage would be an attempt to avoid the audit procedure that Anglo Swiss and the Optionees agreed to when they entered the OJVA. Further, Anglo Swiss has denied the Optionees' allegations of breach of contract or breach of duty of good faith as being without basis.

The Company commenced with an independent audit of the Optionees alleged exploration expenditures in accordance with the OJVA. The Optionees did not cooperate with the audit and the audit was completed with no evidence that $700,000 in expenditures had been achieved.  Anglo Swiss has retained Farris, Vaughan, Wills & Murphy LLP as counsel in this matter.

Northwest Territories Fry Inlet Property (Optioned)

Fry Inlet Diamond Property

At present, Anglo Swiss is in the planning stages for carrying out a detailed program of ground geophysics that will test the known area of the LI-201 kimberlite and to locate extensions or larger masses related to the known kimberlite zone. The LI-201 kimberlite zone is located on the immediate edge of a small lake. Due to the recessive nature of kimberlite bodies, the small lake may represent a topographic depression caused by partial glacial erosion of a larger hidden body of kimberlite. The known area of the LI-201 kimberlite may represent a linear dike structure of kimberlite emanating from a larger kimberlite body underlying the adjacent lake. Part of the proposed geophysics program will be carried out over the lake area to test the hypothesis of a hidden kimberlite body under the lake.

The Company performed two exploration programs in 2007 on the Fry property. The Company contracted with Aurora Geosciences Ltd. of Yellowknife, NWT, to immediately conduct ground geophysics consisting of MAG/HLEM surveys. This program preceded the Company's proposed 1,500-metre drill program scheduled for mid summer.

The LI 201 kimberlite produced 14 macrodiamonds and 46 microdiamonds from a previous drill program in the 1990s and is contained within a cluster of seven anomalies that the 1,500-metre drill program tested in 2007.

Results of Operations – Six Months Ended June 30, 2009

At June 30, 2009 the Kenville property is carried at $4,950,262 in acquisition and exploration expenditures, plus fixed assets of certain plant and equipment of $783,045 for a total of $5,733,524 ($5,659,990 at December 31, 2008). The Company has continued its rehabilitation of the Milling facility at the Kenville Mine property as it prepares to enter the aggregate business in the immediate area through its wholly owned subsidiary “Kenville Sand & Gravel Inc.”  During the first six months $180,248 was expended on the property in preparation for the upcoming geophysical and underground and surface drill programs which are scheduled to start in September of 2009.

The Fry Inlet property incurred NIL $’s in expenditures as the Company has received approval of its Assessment Report for the 2006/2007 explorations seasons and has expended $1,313,275 to-date on this property.

The Company is required to expend $1,700,000 in exploration expenditures in relation to the Option Joint Venture Agreement with New Shoshoni Ventures by June 2010. The Company is currently sourcing crews to perform ground geophysics prior to that date. The Company has met the first two years exploration obligations due by May 25, 2007 of $600,000 and completed the anniversary payments of $30,000, $35,000 and $40,000 due May 25, 2006, 2007 and 2008.

Cash resources at June 30, 2009 were $507,384 compared to $1,989,737 at June 30, 2008 and $642,700 at December 31, 2008. The majority of the expenses incurred were on the Kenville Mine property in both exploration activities and expansion of the Mill facility.

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future.  Accordingly, there is some doubt about the ability of the Company to continue as a going concern.

Summary of Quarterly Results (Un-audited)

The following table sets out selected quarterly financial information of Anglo Swiss. Anglo Swiss’ interim financial statements are prepared by management, in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Total Assets	Resource Properties	Working Capital	Revenues	(Net Loss)	Basic and Diluted Loss per Share
2nd Quarter 2009	$9,337,900	$7,992,170	$296,978	NIL	($495,697)	(0.00)
1st Quarter 2009	$9,526,506	$7,837,315	$617,773	NIL	$47,197	(0.00)
4th Quarter 2008	$9,555,031	$7,797,264	$36,851	NIL	($487,990)	(0.01)

3rd Quarter 2008	$8,591,186	$6,880,321	$652,186	NIL	($505,910)	(0.00)
2nd Quarter 2008	$8,945,015	$5,811,083	$1,939,646	NIL	($613,680)	(0.00)
1st Quarter 2008	$9,402,294	$4,768,473	$3,464,473	NIL	($418,887)	(0.01)
4th Quarter 2007	$9,717,623	$4,586,447	$3,828,978	NIL	($1,735,076)	(0.02)
3rd Quarter 2007	$6,787,838	$5,077,267	$185,493	NIL	($306,770)	(0.00)

Second Quarter Ended June 30, 2009

During Q2 of 2009, Anglo Swiss sustained a loss of $495,697, net of $195,563 excluding the non-cash stock based compensation charge of $248,082 and depreciation charge of $52,052 ($55,252-Q1 2009) of the Kenville Mine plant and equipment. The loss for the similar period of 2008 was $613,680. The largest cash components attributed to the current quarter are attributed to administration, consulting and shareholders information fees.  These expenses reflect the ongoing activities of  the Company’s daily affairs in Q2 of 2009. The Company completed two private placements in Q1 2009 for $333,000 and received $31,000 from the exercise of options in Q2 of 2009.

The non-cash charge for options granted within the quarter were $248,082 ($207,172-Q2 2008) and professional fees increase slightly to $14,733 for the second quarter of 2009 compared to $13,569 for the same period in 2008. Shareholders information was less at $61,672 for Q2 2009 and $187,092 for the same period in 2008.

Seasonally operations consist of general administrative expenses attributed to the day to day operation of the public side of the business, with the exception of any extraordinary events.

Liquidity

In management’s view given the nature of the Company’s activities, which consists of the acquisition, exploration, exploration management and purchase of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company currently does not have any producing properties and its current operations on its various properties are in the exploration stages and have not derived any revenues from the sale of gold, gemstones or any other materials in the last three years.

The Company’s mineral exploration activities have been funded through the sales of common shares, and while the Company has also been successful in attracting partners to continue development and exploration of its properties, there is no assurance that these trends will continue indefinitely.  The ongoing general and administrative obligations are dependent on financings as well and the Company expects to continue to utilize this source of funding until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain the required financing in the future on acceptable terms, or at all.

Based on its existing working capital of $296,978 at June 30, 2009 the Company does not have sufficient capital to meet its ongoing corporate obligations and fund its exploration programs through 2009. The Company will require additional financing to further exploration of its mineral properties and to meet its ongoing obligations in the upcoming years. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company has as a subsequent event received $735,500 from the exercise of warrants in July and August of 2009. These funds are flow through in nature and will be utilized for exploration of the Kenville Mine property with the expenditures being renounced to the original warrant holders.

The Company has work commitments for capital expenditures of $1,700,000 from the New Shoshoni Option and Joint Venture Agreement due by June of 2010 and has paid the final anniversary payment of $40,000 in May of 2008. The Company will also have to make additional cash payments due in 2010 in relation to the Blu Starr property (placer claims) and the McAllister Property, but these collectively are relatively minor expenses, ~$10,000 for the current year.

Capital Resources

At June 30, 2009 Anglo Swiss had paid up capital of $18,795,116, representing 112,597,837 common shares without par value, and a deficit of $9,337,900 resulting in a shareholder’s equity (or net assets) of $9,038,657 (December 31, 2008 - $8,749,967).

While the Company has been successful in raising funds in the past, and sourcing partners to advance its properties, there can be no assurance that it will be able to do so in the future. The Company may also finance itself through the exercise of options and warrants outstanding; although this avenue of funding is directly related to the capital markets and the future share price of its common shares within the marketplace and therefore should not be relied upon.

The Company closed a non-brokered private placement in the first quarter of 2009 for $333,000 by the issuance of 3,333,000 units at a price of 10 cents per unit. Each unit consisted of one common share and one warrant, with each warrant entitling the holder to purchase an additional common share at a price of 15 cents for a period of two years from the closing date.  Options were also exercised for proceeds of $31,000. The Company has as a subsequent event received $735,500 from the exercise of warrants in July and August of 2009. These funds are flow through in nature and will be utilized for exploration of the Kenville Mine property with the expenditures being renounced to the original warrant holders.

The Company announced on August 27, 2009 it entered into an agreement with Kingsdale Capital Markets Inc. of Toronto (“Kingsdale”), whereby Kingsdale has been appointed as agent for the Company to sell by private placement, on a best efforts basis, 7,000,0000 units of the Company (the “Units”) at $0.30 per Unit, for gross proceeds of $2,100,000. Each Unit shall consist of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.60 per Share.

In October of 2006 the Company entered a two year lease for its head office in Vancouver. The payments made through December 31, 2008 are as follows:

2006 - $3,300
2007 - $13,200
2008 - $13,200

The office is now on a month to month basis for $1,100 per month.

Additional Disclosure for Ventures without Significant Revenue

Additional disclosure concerning Anglo Swiss’ general and administrative expenses and resource property costs is provided in the Company’s Statement of Loss and Deficit and the Schedule of Resource Property Costs contained in its Financial Statements for June 30, 2009 and the audited year end statements at December 31, 2008; both are available on the Company website at

www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov.

Outstanding Share Data

Anglo Swiss’ authorized capital is 500,000,000 common shares without par value.  As at June 30, 2009 there are 112,597,837 common shares issued and outstanding.  As at June 30, 2009 the following options and share purchase warrants are outstanding:

Options

Options Outstanding	Number of Shares	Weighted Average Exercise Price

Options outstanding - January 1, 2009	16,855,000	$0.16
Granted	4,395,000	$0.14
Exercised	(300,000)	$0.10
Expired	(1,400,000)	$0.10
Options outstanding – June 30, 2009	19,550,000	$0.16

Options exercisable – June 30, 2009	13,710,625	$0.15

Warrants

	Expiry Date	Exercise Price	Amount

Warrants outstanding - January 1, 2009	Dec. 17, 2010	$0.35	18,436,512
Granted during year		$0.15	3,330,000
Exercised during year		-	-

Warrants outstanding – June 30, 2009		$0.34	21,766,512

Contractual Obligations

There are no long or short term contractual obligations as of the date of this report, other than described herein.

Off-Balance Sheet Arrangement

The Company has no debt, does not have any used line of credits or other arrangements in place to borrow funds, and has no off-balance sheet arrangements. The Company has no other current plans to use debt financing and does not use hedges or other derivatives.

Related party transactions – Q2 2009

Included in accounts payable and accrued liabilities is $63,804 (2008 - $302,617) due to directors and organizations controlled by directors, and $nil (2008 - $15,717)  due to a law firm in which an officer of the Company is a partner.

The Company incurred consulting fees of $108,000 (2008 - $133,000) for management services provided by directors or officers or organizations controlled by such parties.

The Company incurred fees of $20,206 (2008 - $85,000) for investor relations consulting services provided by a director and/or officers or organizations controlled by such parties

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Disclosure Controls and Procedures

As of June 30, 2009, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

National Instrument 58-101 Disclosure of Corporate Governance Practices

1. Board of Directors

The Board of Directors (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Corporation and to oversee and provide direction to management of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long-term shareholder value and to ensure that the Corporation satisfies its obligations on an ongoing basis. In overseeing the conduct of the business, the Board, through the President, shall set the standards of conduct for the Corporation.

The Board is comprised of five directors, Len Danard, Leroy Wolbaum, Chris Robbins, Edward J Nunn and Greg Pendura. Three of the members of the Board, Leroy Wolbaum, Edward J Nunn and Greg Pendura are independent directors. Len Danard, President and CEO and Chris Robbins, Vice President are not independent members of the Board as they are considered to have a material relationship with the Corporation by virtue of their positions as officers of the Corporation.

There are no restrictions on members of the Board acting as officers or directors of other public or private companies. At the time of this report, Leroy Wolbaum, Glen Macdonald and Greg Pendura are serving as directors or officers of other reporting issuers.

2. Legal Requirements

The Board has the responsibility to ensure that legal obligations of the Corporation have been met and that the documents and records of the Corporation have been properly prepared, approved and maintained. The Board also has the legal responsibilities to:

a. manage the business and affairs of the Corporation;

b. act honesty and in good faith with a view to the best interests of the Corporation;

c. exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances; and

d. act in accordance with the provisions specified under the Business Corporations Act (British Columbia) and the regulations thereto, applicable securities legislations, other applicable legislation, regulations, and the terms of the Corporation's By-Laws.

The Board also has the statutory responsibility for considering the following matters as a full Board which in law may not be delegated to management or to a committee of the Board:

a. any submission to the shareholders of a question or matter requiring the approval of the shareholders;

b. the filling of a vacancy on the Board or in the office of auditor;

c. the issuance of securities;

d. the declaration of dividends;

e. the purchase, redemption or any other form of acquisition of outstanding shares of the Corporation;

f. the payment of a commission to any person in consideration for purchasing or agreeing to purchase shares of the Corporation directly from the Corporation, or from any other person, or procuring or agreeing to procure purchasers for any such shares;

g. the approval of management proxy circulars;

h. the approval of any take-over bid circular or director's circular;

i. the approval of financial statements of the Corporation;

j. the adoption, amendment or repeal of the Articles or By-Laws of the Corporation;

k. the approval of all press releases prior to dissemination to the public; and

l. the approval of all presentation or marketing materials.

3. Orientation and Continuing Education

The Corporation does not provide a formal orientation or education program for new directors. However, directors are provided with access to documents from external regulatory authorities relating to the responsibilities of directors.

4. Ethical Business Conduct

The Board is of the view that the fiduciary duties and restrictions placed upon individual directors by applicable laws as they relate to participation on Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and at all times acts in the best interests of the Corporation.

5. Nomination of Directors

The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board does not have a nominating committee and these functions are currently performed collectively by the Board.

6. Committees and Compensation

The Board does not have a compensation committee at this time and no compensation is paid to any directors of the Corporation in that role. The Audit Committee is comprised of Leroy Wolbaum (Chairman), Len Danard and Greg Pendura.

7. Assessments

The contribution and effectiveness of the Board are evaluated on an informal basis through discussions amongst Board members.

Subsequent Events to June 30, 2009

The Company has received $735,500 from the exercise of warrants in July and August of 2009. These funds are flow through in nature and will be utilized for exploration of the Kenville Mine property with the expenditures being renounced to the original warrant holders.

The Company has acquired the surface and under surface rights to a property known as the White Claim in August of 2009. This property is approximately 21 acres in size and is contiguous to the eastern boundary of the Company’s Kenville Gold Mine property located near Nelson, British Columbia.

The Company announced on August 27, 2009 it entered into an agreement with Kingsdale Capital Markets Inc. of Toronto (“Kingsdale”), whereby Kingsdale has been appointed as agent for the Company to sell by private placement, on a best efforts basis, 7,000,0000 units of the Company (the “Units”) at $0.30 per Unit, for gross proceeds of $2,100,000. Each Unit shall consist of one common share (a “Share”) and one-half of one common share purchase warrant (a “Warrant”) of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.60 per Share.

Changes in Accounting Policies

On January 1, 2004, the company adopted the fair value-based method of accounting for stock options granted to employees and directors. Accordingly, compensation expense was recorded on the grant of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publically-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles.  The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the

Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Additional Information

Additional information is available at the Company website at www.anglo-swiss.com or on its SEDAR page site accessed through www.sedar.com , in the United States through its EDGAR filings accessed at www.sec.gov. The Company files a Form 20F in the United States and also files the Form 20F as its alternative form of Annual Information Form (AIF) in Canada.  Copies available by written request.

BY ORDER OF THE BOARD OF DIRECTORS OF
ANGLO SWISS RESOURCES INC.
DATED August 28, 2009

“LEN DANARD”

Len Danard, President & CEO

Cautionary Statement

Forward-Looking Information

This Interim management discussion and analysis (“Interim MD&A”) contains forward-looking statements and information relating to Anglo Swiss Resources Inc. (“Anglo Swiss” or the “Company”) that are based on the beliefs of its management as well as assumptions made by and information currently available to Anglo Swiss.  When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

This Interim MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of Anglo Swiss’ exploration properties.  Many factors could cause the actual results, performance or achievements of Anglo Swiss to be materially different from any future results, performance or achievements whether expressed or implied by such forward-looking statements.  Important factors are identified in this Interim MD&A.